SYNEX INTERNATIONAL INC.
400 – 1444 Alberni Street
Vancouver, British Columbia V6G 2Z4
Phone: (604) 688-827 Fax: (604) 688-1286

03 NOV 13 AM 7:21

03037344

November 5, 2003 L1004-14/4

SECURITIESAND EXCHANGE COMMISSION
Office of International Corporate Finance
Stop (3-9)
450-5th Street NW
Washington DC 20549

82-862

SUPPL

REFERENCE ~~82-8362~~
FILING OF CORPORATE INFORMATION

Pursuant to our filing requirements under Rule 12g3-2(b) of the Securities Exchange Act of 1934, we enclose the following document(s) which has (have) either been mailed to the shareholders of our public company or disseminated as a News Release:

1. News Release dated November 5, 2003 and entitled "Synex International Inc. – First Quarter Report for Fiscal 2004" (one copy).

As you require, our reference number **82-8362** is shown at the top right hand corner

Yours truly,
SYNEX INTERNATIONAL INC.

Alan W. Stephens
Corporate Secretary

PROCESSED
NOV 19 2003
THOMSON FINANCIAL

L1004.14.SECfiling

dlw 11/17

TSX : SXI

November 5, 2003

SYNEX INTERNATIONAL INC.
FIRST QUARTER REPORT FOR FISCAL 2004

Revenue for the first quarter of fiscal 2004 decreased to $228,802 as compared to $343,049 for the corresponding period in the previous year. The decrease in revenue is primarily due to increased efforts on the Mears Creek Hydro Project by the engineering division, resulting in lower revenue from external engineering clients. The net loss after tax for the first quarter of fiscal 2004 was $83,297 as compared to net earnings after tax of $78,007 in the first quarter of fiscal 2003.

Energy Division: Revenue for the first quarter decreased to $74,957 from $96,613 from the previous year with a segment operating loss of $26,283 as compared to a profit of $13,118 in the corresponding period in the previous year. In fiscal 2003, interest was accrued in respect of the New World/Wolverine loan receivable whereas in fiscal 2004, no interest was accrued and the loan has been converted to property, plant and equipment.

At June 30, 2003, Synex Energy had a US$1 million Convertible Loan with New World Power Corporation, which was due on June 30, 2001. The Convertible Loan and accrued unpaid interest was secured by a first mortgage on the power plants of Wolverine Power Corporation, a wholly owned subsidiary of New World. During the quarter, the energy division completed the foreclosure on the real estate assets of Wolverine and proceeded with the necessary actions to acquire the other assets.

The construction of the 4MW Mears Creek Hydro Project was significantly advanced during the first three months of fiscal 2004. The Project is scheduled to commence operating in mid-January 2004. On September 19, 2003, Synex Energy and the Canadian Western Bank executed a Credit Agreement covering the construction and long term funding for 70% of the approved costs with a maximum debt funding of $5.04 million.

There are three other projects in the early stages of development, namely, the Kyuquot Utility, the 3MW McKelvie Creek Hydro Project and the 3MW Cypress Creek Hydro Project. One or more of these projects should be significantly advanced during the current fiscal year. In addition, the energy division has an interest in the 112MW Forrest Kerr Project through its ownership of nearly 900,000 shares of Coast Mountain Power Corp, a public company trading on the TSX Venture Exchange.

During the first quarter of fiscal 2004, BC Hydro accepted the tenders for future electricity purchases from both the Cypress Creek and Forrest Kerr projects. By September 27, 2003, both Synex Energy and Coast Mountain had executed the electricity purchase agreements and provided the development security to BC Hydro. It is anticipated that BC Hydro will promptly execute the agreements.

Engineering Division: The engineering division was active on a number of assignments, mainly in respect of hydroelectric opportunities in British Columbia for the energy division and others. Revenue from external customers was $135,297 as compared to $244,979 in the previous year and segment operating profit decreased to $28,396 from $39,355. The decrease in revenue from external customers was a result of increased work by the engineering division on the Mears Project.

Outlook: The Mears Creek Hydro Project is scheduled to commence operations in mid-January 2004. The commencement of electricity sales will significantly increase the revenue and earnings of the Company as presently, no revenue or income is being accrued from the equity invested in energy projects.

The completed acquisition of the useful assets of Wolverine and commencement of operations by the energy division is anticipated during fiscal 2004.

We will continue to advance the energy development opportunities of the Company.

Greg Sunell, President

400 – 1444 Alberni Street
Vancouver BC V6G 2Z4
Phone (604) 688 8271 Ext. 372 Fax (604) 688 1286